NO ACT

PE
2-6-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025699

March 21, 2012

Edmund DiSanto
American Tower Corporation
mneesha.nahata@americantower.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-12

Re: American Tower Corporation
Incoming letter dated February 6, 2012

Dear Mr. DiSanto:

This is in response to your letter dated February 6, 2012 concerning the shareholder proposal submitted to American Tower by John Chevedden. We also have received letters from the proponent dated February 6, 2012, February 13, 2012 and February 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Tower Corporation
Incoming letter dated February 6, 2012

The proposal urges the board of directors to adopt a policy requiring that senior executives retain a significant percentage of stock acquired through American Tower's equity pay programs until one year following the termination of their employment and to report to shareholders regarding the policy.

We are unable to concur in your view that American Tower may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that American Tower's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that American Tower has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that American Tower may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Executives to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This further responds to the February 6, 2012 company request to avoid this established rule 14a-8 proposal.

The so-called company Stock Ownership Guidelines do not require any executive to own any stock for the next 5-years (or 4.9 years).

The company provided no precedent of no action relief for an admitted asymmetrical reaction to a rule 14a-8 proposal that was furthermore dragged out for almost 5-years.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Executives to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This further responds to the February 6, 2012 company request to avoid this established rule 14a-8 proposal.

The so-called company Stock Ownership Guidelines do not require any executive to own any stock for the next 5-years (or 4.9 years).

The company provided no precedent of an admitted asymmetrical response to a rule 14a-8 proposal in four-plus years – resulting in no action relief.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Executives to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This responds to the February 6, 2012 company request to avoid this established rule 14a-8 proposal.

The so-called company Stock Ownership Guidelines do not require any executive to own any stock for the next 5-years (or 4.9 years).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

[AMT: Rule 14a-8 Proposal, December 6, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should be considered in the context of the opportunity for executive pay improvements in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay. For example, 50% of the bonus target for Named Executive Officers was based on meeting an executive's goals, which can be evaluated subjectively. Additionally, our executive pay committee had the discretion to increase executive bonuses by up to 200% of the bonus target.

In addition to the performance-based bonus, our company periodically awarded pure discretionary bonuses to executives. Discretionary elements can undermine the effectiveness of a structured incentive pay plan for executives. In addition, long-term executive incentive pay for 2010 consisted of market-priced options and restricted stock units, both of which simply vested with the passage of time. Equity pay given for long-term incentive pay should include performance-vesting features.

In fact, the target equity value for our CEO James Taiclet, was increased by 46% in 2011 to $6 million. Finally, Mr. Taiclet was potentially entitled to $15 million if there was a change in control. Mr. Taiclet also received our highest negative votes. Executive pay polices such as these are not in the interests of shareholders.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

AMERICAN TOWER®
CORPORATION

February 6, 2012

Via Overnight Delivery
Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 (the "*Exchange Act*") - Omission of Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

American Tower Corporation ("*American Tower*" or the "*Company*") has received the stockholder proposal attached hereto as Exhibit A (the "*Stockholder Proposal*") from Mr. John Chevedden (the "*Proponent*") for inclusion in the Company's proxy statement and form of proxy (the "*2012 Proxy Materials*") for its 2012 Annual Meeting of Stockholders (the "*2012 Annual Meeting*"). American Tower intends to omit the Stockholder Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act. American Tower respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") that no enforcement action will be recommended if the Company omits the Stockholder Proposal from the 2012 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments;
- concurrently sent a copy of this correspondence to the Proponent.

By copy of this letter, American Tower notifies the Proponent of the Company's intention to omit the Stockholder Proposal from the 2012 Proxy Materials. American Tower agrees to promptly forward to the Proponent any Staff response to American Tower's no-action request that the Staff transmits to American Tower.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009). American Tower is e-mailing this letter, including the Stockholder Proposal attached as Exhibit A and the excerpt of the Guidelines (defined below) attached as Exhibit B, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Stockholder Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Stockholder Proposal is set forth as follows:

> "RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs

116 Huntington Avenue, 11th Floor • Boston, MA 02116 • 617.375.7500 Office • 617.375.7575 Fax • www.americantower.com

until one-year following termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives 'an ever-growing incentive to focus on long-term stock price performance.'

The merit of this proposal should be considered in the context of the opportunity for executive pay improvements in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company 'High Concern' in Executive Pay. For example, 50% of the bonus target for Named Executives Officers was based on meeting an executive's goals, which can be evaluated subjectively. Additionally, our executive pay committee had the discretion to increase executive bonuses by up to 200% of the bonus target.

In addition to the performance-based bonus, our company periodically awarded pure discretionary bonuses to executives. Discretionary elements can undermine the effectiveness of a structured incentive pay plan for executives. In addition, long-term executive incentive pay for 2010 consisted of market-priced options and restricted stock units, both of which simply vested with the passage of time. Equity pay given for long-term incentive pay should include performance-vesting features.

In fact, the target equity value for our CEO James Taiclet, was increased by 46% in 2011 to $6 million. Finally, Mr. Taiclet was potentially entitled to $15 million if there was a change in control. Mr. Taiclet also received our highest negative votes. Executive pay policies such as these are not in the interests of shareholders.

Please encourage our board to response positively to this proposal: **Executives to Retain Significant Stock – Yes on 3*.**"

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Stockholder Proposal.

BACKGROUND

The Stockholder Proposal requests that the Compensation Committee (the "***Committee***") of the Company's Board of Directors (the "***Board***") adopt a policy requiring that American Tower senior executives retain at least 25% of stock acquired through equity pay programs for one year following termination of their employment with the Company.

From time to time in meetings over the course of the last two years, the Committee has considered the implementation of stock ownership guidelines for the Company's executives. At a special meeting of the Committee held on January 13, 2012, the independent compensation consultant discussed with the Committee the recommended parameters for such implementation, which were based on the consideration of practices within the Company's peer group, broader market practices and the current ownership levels of the Company's executives and directors. Based on this methodology, the Committee recommended that the Board implement stock ownership guidelines based on a multiple of base salary for executives (five times base salary for the Chief Executive Officer and three times base salary for the other executive officers directly reporting to the CEO) and a multiple of annual cash retainer for non-employee directors (five times annual retainer). In addition, the Committee recommended that the shares to be counted for determining compliance with these guidelines include (i) actual shares held, (ii) unvested time-based restricted stock units and (iii) in-the-money vested options. The compensation consultant noted that post-retirement ownership policies were not common market practice among the Company's peers and more broadly. The Committee determined that the stock ownership guidelines as proposed would effectively align the interests of the Company's leadership with those of its stockholders.

At a special meeting of the Board held on January 31, 2012, the Board, among other things, considered the Committee's recommendation to implement stock ownership guidelines based on the parameters discussed above. The Board approved the implementation of the guidelines and, accordingly, amended the Company's Corporate Governance Guidelines (the "***Guidelines***") to include such guidelines, an excerpt of which is attached hereto as Exhibit B.

The Company believes that the Guidelines substantially implement the substance of the Stockholder Proposal, addressing its underlying legitimate concerns and essential objective, in a manner that is consistent with common market practice.

ANALYSIS

The Stockholder Proposal May Be Excluded under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Pursuant to Rule 14a-8(i)(10), a company may properly exclude a proposal from its proxy materials "if the company has already substantially implemented the proposal," thereby rendering it moot. The Commission has stated that Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *SEC Release No. 34-12598* (July 7, 1976). It is not necessary for the proposal to be implemented in full or exactly as presented by the proponent. *Commission Release No. 34-40018, at n.*30 (May 21, 1998). Rather, "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires that a company's actions address the proposal's underlying concerns and its "essential objective" satisfactorily. *See, e.g., Starbucks Corporation* (Dec. 1, 2011), *Symantec Corporation* (June 3, 2010); *Bank of America Corp.* (Dec. 15, 2010); *Anheuser-Busch Cos.; Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006).

B. Action by the Committee and Board

The Company believes that, by holding shares of the Company's common stock, restricted stock units and stock options, its executive officers have interests that are more closely aligned with those of its stockholders. While the Company had not previously adopted a formal stock ownership policy for its executive officers, it has always encouraged them to hold shares and/or vested stock options so that they share in the perspectives and sentiments of the Company's stockholders as its stock price increases or decreases. In 2010, the Committee undertook an analysis of the stock ownership holdings of the executive officers with its outside compensation consultant. As of December 31, 2010, including shares owned, unvested restricted stock units, and vested in-the-money options, each of the Company's executive officers held sufficient equity to meet competitive stock ownership guideline levels and, in particular, the Chief Executive Officer held shares valued at more than five times his base salary. The compensation consultant undertook the same analysis as of December 31, 2011, and found similar results as the previous year review. Nevertheless, in light of the practices of its peer companies and the broader market and in recognition of the importance of emphasizing the alignment of the interests of executives and stockholders, as described above, in January 2012, the Committee recommended that the Board implement stock ownership guidelines

After considering the Committee's recommendation, the Board approved the implementation of the stock ownership guidelines and, accordingly, amended the Guidelines to include such guidelines, which it believes furthers the Company's desire to closely align the interests of its leadership with those of its stockholders.

C. The Guidelines Substantially Implement the Stockholder Proposal

The Stockholder Proposal requests that the Committee adopt a stock ownership policy requiring senior executives to retain stock in order to focus them on the Company's long-term success and to report to the stockholders regarding the policy before the Company's next annual stockholder meeting.

The Company believes that the Guidelines substantially implement the Stockholder Proposal's objective of having senior executives hold a significant amount of stock by requiring each of the Company's executive officers to maintain an interest in Company stock in a multiple of his or her base salary (see the Guidelines). The Company believes that the Guidelines address the Stockholder Proposal's concerns regarding the alignment of the interests of executive officers and stockholders as described in its reference to "[a] Conference Board Task Force report on executive pay [that] stated that at least hold-to-retirement requirements give executives 'an ever-growing incentive to focus on long-term stock price performance.'" In addition, the Company will disclose in its 2012 Proxy Materials the Committee's adoption of its stock ownership policy and describe its terms in detail. Finally, the Company has posted its revised Guidelines containing the stock ownership guidelines on its website.

Therefore, because the Company has substantially implemented the Stockholder Proposal, the Stockholder Proposal is properly excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (617) 585-7738 or by facsimile at (617) 375-7575.

Please send any email correspondence to Mneesha O. Nahata, Senior Counsel at mneesha.nahata@americantower.com.

Very truly yours,

Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. James D. Taiclet
Chairman of the Board
American Tower Corporation (AMT)
116 Huntington Ave 11th Fl
Boston MA 02116

Dear Mr. Taiclet,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden ... December 6, 2011
Date

cc: Edmund DiSanto <edmund.disanto@americantower.com>
Corporate Secretary
PH: 617-585-7738
PH: 617 375-7500
Fax: 617 375-7575
Leah C. Stearns <ir@americantower.com>

[AMT: Rule 14a-8 Proposal, December 6, 2011]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should be considered in the context of the opportunity for executive pay improvements in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay. For example, 50% of the bonus target for Named Executive Officers was based on meeting an executive's goals, which can be evaluated subjectively. Additionally, our executive pay committee had the discretion to increase executive bonuses by up to 200% of the bonus target.

In addition to the performance-based bonus, our company periodically awarded pure discretionary bonuses to executives. Discretionary elements can undermine the effectiveness of a structured incentive pay plan for executives. In addition, long-term executive incentive pay for 2010 consisted of market-priced options and restricted stock units, both of which simply vested with the passage of time. Equity pay given for long-term incentive pay should include performance-vesting features.

In fact, the target equity value for our CEO James Taiclet, was increased by 46% in 2011 to $6 million. Finally, Mr. Taiclet was potentially entitled to $15 million if there was a change in control. Mr. Taiclet also received our highest negative votes. Executive pay polices such as these are not in the interests of shareholders.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

EXHIBIT B

EXCERPT FROM THE AMERICAN TOWER CORPORATION
CORPORATE GOVERNANCE GUIDELINES
(As Amended and Restated, January 31, 2012)

H. Stock Ownership Guidelines

The Board believes it is important to align the interests of the Company's executive officers and Directors with those of its stockholders. Accordingly, each executive officer and Director is expected to beneficially own Company stock equal in market value to a specified multiple of his or her annual base salary or annual cash retainer, as applicable. The guideline for the CEO is five times his or her annual base salary. The guideline for each other executive officer is three times his or her annual base salary. The guideline for each non-management Director is five times the annual cash retainer payable to outside directors. Each executive officer and non-management Director has five years to attain his or her ownership target.

Actual shares, unvested time-based restricted stock units and in-the-money value of vested options held through the Company's benefit plans count towards the ownership targets. The Compensation Committee administers these stock ownership guidelines, and may modify their terms and grant hardship exceptions in its discretion.